

January 14, 2011

Mr. Lawrence Davis
Chief Financial Officer
Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario
CANADA L5R 1B8

     Re: **Hydrogenics Corporation**
             Form 20-F for the Fiscal Year Ended December 31, 2009
             File No. 000-31815

Dear Mr. Davis:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               John Cash
               Accounting Branch Chief